UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULAITON A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Creci, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-3134775
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

Creci Notes

(Title of each class of securities issued pursuant to Regulation A)

1201 North Market St., Suite 111 Wilmington, Delaware 19801

(Full mailing address of principal executive office)

(302) 202-9150

(Registrant’s telephone number, including area code)

PART II

In this Annual Report, the term “Creci,” “the Company, “We,” “Us,” or “Our,” refers to Creci, Inc. and our subsidiary on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business.

Overview

Creci is an early-stage financial technology company that operates an online impact investing platform at www.crecinotes.com that allows investors to buy the Company’s “Creci Notes,” the proceeds of which Creci then uses to provide loans and other credit products to small businesses in the United States and Latin America that are furthering social impact and sustainability goals as set forth by the United Nations Sustainable Development Goals (“SDGs”). These goals include activities that promote decent work and economic growth, good health, quality education, and affordable and clean energy. Alongside our credit products, we provide small businesses with online tools that allow them to identify, measure, and report their impact statistics so that we can profile those statistics to Creci Note investors and other funders.

Creci pays a 5% annual interest rate on the Creci Notes it issues and uses the funds raised from the sale of the Creci Notes to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses. The Company earns revenues from the difference between the interest rate it pays to its noteholders and other lenders and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Creci’s goal is to close the small business credit gap, using technology and the power of the crowd to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, that are working to solve some of the world’s most pressing problems. We believe that traditional banking institutions are underserving this segment for various reasons, leaving a small business credit gap of at least $87 billion and up to $465 billion in the United States and of up to $250 billion in Latin America. Notably, over 80% of these small businesses are pursuing or have the potential to pursue at least one of the SDGs, but they lack easy to use tools that allow them to identify, measure, and report their impact. We believe that if they had these tools to better profile the positive impact they generate, small businesses could attract funding from the 85% of investors and 95% of millennials who state that they want to invest for impact and financial return.

Creci’s current goals are to market and distribute our Creci Notes, which are the subject of an offering statement filed with the Securities and Exchange Commission (“SEC”) under Tier 2 of Regulation A (“Regulation A+) and qualified on February 4, 2022. The Company offers Creci Notes in $10.00 increments on a continuous basis directly through its Creci Notes website. The Company offers Creci Note investors higher rates of return on their Creci Note investments than are available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit. With the proceeds from the Regulation A+ offering we plan to continue expanding business operations in Colombia, expand our lending into the United States, and then expand throughout the Americas, beginning with Mexico. Since our founding, we have won our startup pitch category at the 2019 Innovate Finance Global Summit in London, were selected as a top three fintech startup in Village Capital’s Finance Forward Latin America 2020 Accelerator (an accelerator program that Village Capital conducts in collaboration with the MetLife Foundation, Paypal Holdings, Inc., and Moody’s Corporation) resulting in a $16,000 grant award; and our chief executive officer was awarded Northwestern University’s Kellogg School of Management’s 2020 Social Entrepreneurship Award, which came with a $70,000 grant award to support Creci.

As of December 31, 2021, Creci had ten full-time employees. We also rely on outside contractors for various legal, regulatory, technical, and business functions. Our principal office is located in Wilmington, Delaware. Creci is still in the early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Business Model

Under our business model, we generate revenues from fees charged to borrowers and from interest generated from the loans that we originate, lines of credit we extend, and other forms of debt-based financing we provide to small businesses. We request either personal guarantees or asset-based collateral for the loans we make.

We generate our gross profit from the spread between the interest rate paid to Creci Note investors and other debt investors, such as institutional debt investors, and the interest rate we plan to charge small businesses. Creci management intends to review the mentioned rates on a quarterly or semi-annual basis to take into account competitive conditions, including the general interest rate environment, cost of capital averages for small businesses, and the economic conditions facing the company.

In order to borrow on our platform, small businesses provide information such as time in business, revenue, financial and credit variables, and tax returns so that we can assess their repayment capability. When loans are personally guaranteed, we request financial information from the guarantor to assess his or her ability to meet the guarantee. We also assess any asset-based collateral on a case-by-case basis. Generally, our loans are fully amortized and repaid on a monthly basis.

Social Impact Overview

The United Nations has established the SDGs to promote sustainable development. Through them, businesses have been encouraged to have a more positive impact on society and to identify, measure, and report that impact. However, according to the University of North Carolina’s Kenan-Flagler’s Center for Sustainable Enterprise and New York University’s Center for Sustainable Businesses, small businesses typically do not have the time for higher level strategic thinking on sustainability. But if they did, they would be surprised how “good” their companies already are and how “small tweaks” can make them better, especially as consumers are looking for brands that make a “difference”. Creci’s social impact tool is designed to help small businesses report their impact, thereby helping to unlock investment capital from the growing number of investors that want to invest for sustainability and financial return.

Competitive Strengths

We believe we benefit from the following competitive strengths when compared to our competitors:

We are part of the fast-growing impact investment industry. Morgan Stanley reports that nearly 85% of Americans, including 95% of millennials, have moderate to high interest in sustainable investing. However, most impact investment opportunities are reserved for accredited or institutional investors. Notably, Morgan Stanley also reports that millennials are scheduled to inherit $30 trillion over the next several decades. We provide retail investors with the opportunity to align their investments with their values while earning a reasonable return.

We are part of the fast-growing fintech lending industry that is attending to underserved markets. Technology-enabled lending platforms, such as Creci, have successfully met market demand that banks either have decided they cannot, or do not want to, serve. These platforms often have lower overhead costs, making it easier and cheaper for them to originate loans to small businesses.

We focus on an underserved banking sector. Due to their higher costs, we believe that banks cannot profitably serve the small business lending market for commercial loans below $100,000. Indeed, traditional banks have been exiting the small business loan market for over a decade. We believe our underwriting model and borrower acquisition strategy will enable us to profitably originate loans at these levels.

Creci Notes

Both accredited and non-accredited investors may purchase Creci Notes on our impact investor platform at www.crecinotes.com. Creci Notes are being offered to both accredited investors as defined under Rule 501 of the Securities Act of 1933, as amended, and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year. Our business model is centered around using the funds from the sale of Creci Notes to originate loans, extend lines of credit, and provide other debt-based financing to small businesses. The proceeds from Creci Notes may be aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively may fund the lending products.

Creci Notes are being offered on a continuous basis, which allows for sale of debt securities to be made over time. The active acceptance of new investors in Creci Notes, whether via the Creci platform or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to allow the Company time to effectively and accurately process and settle subscriptions that have been received. The Company may discontinue this offering at any time.

No more than one each fiscal quarter, and with at least 30 days’ notice prior to the end of such fiscal quarter, an investor may submit a request to withdraw up to $500, or 10% of the investor’s principal and accrued interest, whichever is greater, to be paid within 10 days following the end of such fiscal quarter, and subject to available funds from loans made and other cash available to the Company, accounting for the Company’s maintenance of sufficient operating capital (such funds, “Available Cash”). If the aggregate amount of all withdrawal requests received by the Company in a given fiscal quarter exceeds the Available Cash in such fiscal quarter, the amounts paid out under such withdrawal requests shall be pro-rated proportionally to the amount of each request. If the Company has no Available Cash in a given fiscal quarter, no withdrawal requests will be paid. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds. The Company also retains the discretion to limit withdrawal requests prior to maturity, and we reserve the right to wait until the maturity date to pay all accrued interest. Investors should be prepared to hold their Creci Notes to maturity.

We intend to primarily use the proceeds of our offering of Creci Notes to make loans and offer other credit products to small businesses. We also retain discretion to use funds from this offering for additional purposes, including operating and general corporate expenses. Creci credits interest on the Notes a monthly basis, and we wait until a repayment demand by the holder of the Notes to pay all (or any portion of) accrued interest eligible for redemption. The Company retains the discretion to limit withdrawal requests. Creci Notes are the general obligations of the Company. We reserve the right to assign our obligations under the Creci Notes without first obtaining investor consent. Creci Notes are not be assignable by the noteholder without the prior written consent of the Company.

Creci Notes Website

We offer the Creci Notes on our online website www.crecinotes.com. The Creci Notes are full recourse to us, regardless of payments received from any individual borrower. Prospective Creci Note investors will create a username and password on our website and agree to our terms and conditions and privacy policies.

We offer the following features for our Creci Note investors through our website:

●	set up an account to purchase Creci Notes directly from us through our website, including with funds electronically withdrawn from their checking accounts, by a wire transfer, or by other means agreed to in advance by Creci and the investors;

●	purchase Creci Notes in $10 increments and build an investment balance over time;

●	view investment balances, returns, and transaction history and receive required tax documents regarding their investment; and

●	sign up for webinars and educational programming regarding social impact and financial topics.

We do not not charge our Creci Note investors any commission or fees to purchase Creci Notes through our website. However, other unaffiliated financial intermediaries which are registered broker-dealers, if and when engaged, may charge them customary commissions or fees.

Creci Small Business Borrowers

As of December 31, 2021, the Company had thirty-six active small businesses in Colombia. The companies to which these loans have been made, among other things, report that they are furthering 13 of the United Nations’ Sustainable Development Goals, and have provided over 100 jobs to indigenous and rural workers, helped over 50 farmers employ more efficient farming methods, provided empowerment training to over 300 women in low-income areas, are treating over 72,000 liters of water per day and have manufactured over 10,000 units of personal protective equipment in response to COVID-19. We currently lend only in Colombia. Our goal over the next few years is to expand our lending to the United States and to other countries in Latin America, beginning in Mexico.

We make the following features available to small business borrowers:

●	set up an account to use our social impact identification, measurement, and reporting tools;

●	request a loan, view current loans, view loan balances, and make payments on loans; and

●	sign up for webinars and educational programming regarding social impact and financial topics.

Underwriting Process

Our underwriting process leverages technology and data analytics to conduct a cash flow and social impact analysis of small businesses that apply for our social impact loans. The current core of our credit models values the current and future cash flows of companies to assess whether companies can take on our credit products while still covering their current operational expenses and other obligations. We are working with third-party data providers to confirm that our machine learning and data analytic tools and processes are provided with and trained on reliable company-specific and more general business-wide information. We are also working to implement a documentless application process, where we are able to access the information we need to make a credit decision from third-party sources, such as a company’s bank or from financial information data aggregators.

Alongside our credit models, we also assess a company for their work to further the SDGs. Our assessment proceeds according to five major components that assess which and how many SDGs a business may be furthering; whether a company is already reporting impact statistics or whether they can easily be set up to do so; the capability of the team to address the sustainability challenge it is working on; and the potential for one of the Company’s loans to amplify the business’s impact.

A loan determination is primarily based on the above due diligence analysis. We normally request a personal guarantor for each loan and request asset-based collateral in specific circumstances.

Loan Servicing

We service the loans in-house but use third-parties for any collections process that must be undertaken.

Tax and Legal Treatment

Holders of Creci Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investors’ tax situations will likely vary greatly and all tax and accounting questions should be directed towards Investors’ certified public accountants. Investors should also consult with their own personal tax advisors.

In the United States, we expect that our lending activities will be regulated state-by-state as a nonbank, commercial lender and that we will need to obtain licenses and registrations where required in each state where we lend. We believe that most states will not require us to obtain licenses for our commercial lending activities, as currently structured. As a lender, we anticipate that we will generally be subject to the lending laws of our home state of Delaware and possibly the home state of the borrower.

In Colombia, our first lending market, we expect that our lending activities will be regulated at the federal level as a nonbank, commercial lender. At the moment, we believe that we do not need to obtain any licenses for our commercial lending activities, as currently structured.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, the related notes, and other financial information included in this filing. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering statement filed with the SEC under Regulation A and qualified effective February 4, 2022.

Overview

We are an early-stage financial technology company that operates an online platform that allows investors to buy the Company’s “Creci Notes,” the proceeds of which Creci then uses to provide loans and other credit products to small businesses in the United States and Latin America that are furthering social impact and sustainability goals as set forth by the United Nations Sustainable Development Goals (“SDGs”). These goals include activities that promote decent work and economic growth, good health, quality education, and affordable and clean energy. The Company also provide small businesses with online tools that allow them to identify, measure, and report their impact statistics so that Creci can profile those statistics to Creci Note investors and other funders.

Operating Results

The Company earns revenues from the difference between the interest rate it pays to its Creci Note noteholders and other lenders, and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Operating expenses represent the cost for the development of our technology, professional fees, marketing, and general and administrative expenses. Since its inception, the Company has focused on developing its various online platforms and tools, getting initial traction with users, and on setting up a compliance framework for Regulation A.

Revenues

To date, the Company has not generated significant revenues from principal operations. During the fiscal year ended December 31, 2021, the Company generated $16,685 in interest revenue, compared to $12,340 in 2020. In 2020, the Company also received $88,000 in grant funding, while in 2021 it received no grant funding. The Company plans to apply for additional grant funding in 2021.

Operating Expenses

Since inception (January 11, 2019) we have engaged largely in organizational activities, developing our internal use software, acquiring an initial portfolio of social impact loans, and setting up our compliance frameworks. In 2021, we had $320,166 in operating expenses, compared to $132,350 in 2020. The increase was driven by the costs of our Regulation A+ offering, the setting up of our compliance infrastructure, and by our hiring of personnel in our Colombia subsidiary.

Liquidity and Capital Resources

To date, we have funded our operations through venture capital equity financings and grant awards. As of December 30, 2021, we raised $250,000 through Simple Agreements for Future Equity (“SAFEs”), $652,000 through convertible notes, and earned $88,000 through grant awards. The SAFEs and convertible notes shall convert to preferred stock upon our issuance of preferred stock during a future equity raise at a price to be determined relative to either the percentage discounts or to the valuation caps set by the Company on the SAFEs and the convertible notes, or may convert into either preferred stock, common stock, or a right to receive payment, at the election of the holders, in the event we undergo a change of control transaction or initial public offering prior to an equity financing. The convertible notes have a three-year maturity, require at least $500,000 to be raised during the equity financing to trigger conversion, and at the election of the holders may convert to preferred stock in the event we do not reach the $500,000 threshold or do not raise an equity round prior to maturity.

We expect to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan through one or more equity financings. If those funds are insufficient to satisfy our liquidity requirements, we intend to seek additional equity or debt financings. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern, our management has raised substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the period from January 1, 2021 to December 31, 2021.

We expect to generate income from the difference between the interest rates we charge borrowers or otherwise make from our permissible investments, including loan origination fees paid by borrowers, and the interest we will pay to the holders of Creci Notes. We also expect to use approximately 5% of the proceeds from sales of Creci Notes to provide working capital for our company until such time as our revenues are sufficient to pay our operating expenses.

 Trend Information

The Company’s growth will depend on investment in the Creci Notes, other types of debt, and the equity of the Company, in addition to identifying and attracting small, impact business lending clients. We plan to increase our marketing and sales spending to attract both investors and lending clients. We expect to rely on social media, traditional media, impact investing affinity networks, impact business affinity networks, partnerships, and conferences to drive investor and client growth.

The core elements of our go-to-market and growth strategy include attracting new investors and small business clients, broadening distribution capabilities through strategic partnerships, extending user and customer lifetime value, expanding product offerings, broadening technology functionality for note investors and our small businesses clients, and enhancing data and due diligence analytical capabilities for internal use. The Company plans to invest significant resources to accomplish these goals. These investments are intended to contribute to long-term growth, but they may affect short-term profitability.

The COVID-19 pandemic continues to be a cause of concern worldwide, especially as the rise of several variants have resulted in a resurgence of infections. We recently acquired a portfolio of small business loans in Colombia and are monitoring any cash flow issues of our borrower companies to remain proactive in servicing the loans and in identifying any that could become late or enter default.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with US GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the determination of any accrued liabilities or filing costs associated with establishing the Company.

Item 3. Directors and Officers.

Our current executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Andres Idarraga	43	Chief Executive Officer, Co-Founder, Director	Since inception
Pravin Rodrigues	54	Chief Operating Officer, Chief Social Impact Officer, Co-Founder	April 2021
Carlos Ruiz	39	Chief Technology Officer	Since inception

Andres Idarraga. Mr. Idarraga co-founded Creci and has served as chief executive officer and director since January 11, 2019. Before founding Creci, from August 2016 to July 2018, he was Chief Operating Officer and General Counsel of FlexFunds, a fast-growing asset securitization startup with over $2 billion dollars in assets under administration, based in Miami, Florida and with an international presence, including in Latin America. In that role, Mr. Idarraga was responsible for devising and implementing operational and legal frameworks across the company and overseeing company litigation. From September 2011 to July 2016, Mr. Idarraga was an attorney at Boies Schiller Flexner, one of leading law firms in the United States. There, he worked on antitrust, securities and complex commercial litigation matters. Mr. Idarraga also co-founded the Transcending Through Education Foundation in 2012, a non-profit that supports the higher education efforts of people in prison. He received bachelor’s degrees in Economics and Comparative Literature from Brown University, a law degree from Yale Law School, and an Executive MBA degree from Northwestern’s Kellogg School of Management. Mr. Idarraga’s belief in and passion for the expansion of educational opportunities and for sustainable economic development stems in part from personal experience. He grew up in poverty and around drugs. Unfortunately, he turned to dealing drugs as a teenager. In 1998, he was convicted of various felonies related to drug dealing activities, and he spent six-years and four months in prison as a result. He was released in 2004 on parole so he could pursue his education. His story has been profiled on NBC’s Today Show, in the Hispanic Executive, and in other outlets. He has also testified before the U.S. Congress on voting rights issues, which he worked on while a student. His education, financial, and other works has garnered support across various spectrums and includes prison directors, state and federal judges, and members of law enforcement.

Pravin Rodrigues. Mr. Rodrigues has worked with Creci as an investor and advisor since August 2020 and in May 2021 joined as a co-founder, Chief Operating Officer, and Chief Social Impact officer. For the 15 years prior to joining Creci, he operated Mentis Solutions, a boutique consulting firm in Canada providing advisory services for large-scale transformation initiatives in the financial services sector, including for the Royal Bank of Canada, TD Banks, Scotiabank and IGM Financial. Such programs included product introductions, AML and other regulatory programs for personal and commercial credit, technical and culture change implementations in wealth management and operational integration of acquisitions. Programs ranged in size, with budgets between $5 million and $40 million and teams of up to 250. He founded Espera Ventures in 2017 to invest in social and environmental ventures and Path and Purpose, a program which encourages youth accountability for their own success through experiential learning. He received a bachelor’s degree in Economics from Western University and an MBA from Queen’s University, both in Canada. He also holds a master’s degree in Sustainability Leadership from the University of Cambridge in England.

Carlos Ruiz. Mr. Ruiz has served as Creci’s part-time Chief Technology Officer since January 11, 2019. From September 2016 to September 2018, he was a Senior Software Engineer at Engie, a multinational electric company, where he worked to develop technology that makes commercial buildings more efficient. In January 2019, he joined Pulsify, also as a Senior Software Engineer. Pulsify was an early-stage company that developed a human resource management platform and was acquired. Previously, Mr. Ruiz was a lead software engineer at Meditech, a public company. At Meditech, he was the lead developer for the Argonaut Project, a joint project by several medical and technology organizations (including Apple and Microsoft) that advanced the interoperability standards for sharing health records and health information technology. Many years later, Mr. Ruiz’s core, foundational work for the Argonaut Project is still in place. He is a summa cum laude graduate of Northeastern University, where he received a bachelor’s degree.

Family Relationships

None.

Conflicts of Interest

Except as set forth below, we do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and 5% or greater stockholders on the one hand, and Creci Inc., on the other hand.

Our chief executive officer has invested $470,000 in Creci Inc. through two SAFEs and two convertible notes issued by the Company to two entities controlled by him. These transactions provided initial and follow-on capital for the Company. Our COO also has invested $62,000 in Creci Inc. through two convertible notes issued by the Company to an entity controlled by him.

Additionally, Creci entered into a transaction wherein the Company acquired a loan portfolio from a company controlled by our CEO. Further information is provided in the section “Interest of Management and Others in Certain Transactions” and in the consolidated financial statements.

Involvement in Certain Legal Proceedings

None.

Compensation of Directors and Executive Officers

Messrs. Idarraga, Rodrigues, Ruiz were not paid during the 2020 or 2021 fiscal years.

Item 4. Security Ownership of Management and Certain Security Holders

Common Stock
Name and Address of Beneficial Owner	Stock Amount of beneficial ownership as of September 1, 2021	Options Amount of beneficial ownership acquirable as of September 1, 2021	Percent of Class
Andres Idarraga	7,000,000	0	70.00%
Pravin Rodrigues	0	2,000,000	20.00%
Carlos Ruiz	0	500,000	5.00%
All Directors and Officers, as a group (3 persons)	7,000,000	2,500,000	95.00%
Equity Incentive Plan	0	500,000	5.00%

Unless otherwise noted, the address of each executive officer or director is Creci Inc.,1201 North Market Street, Suite 111, Wilmington, Delaware 19801.

Creci currently has in place an equity compensation plan for employees, contractors, and advisors (hereafter, “beneficiaries”). To date, beneficiaries have been awarded Restricted Stock Units (“RSUs”) under the plan. Each RSU awarded entitles the recipient to receive one common share according to a vesting schedule and subject to other terms and conditions that are set forth in each particular RSU agreement. RSUs have no voting rights and beneficiaries are responsible for any taxes that become due as a result of the granting or vesting of the RSUs. RSUs are awarded at the discretion of management and the board of directors.

Item 5. Interest of Management and Others in Certain Transactions

Creci’s CEO initially developed the idea and business model for Creci through a pre-existing United States entity that he owns, Mentel LLC, and its wholly-owned subsidiary in Colombia, Mentel Colombia SAS (collectively, “Mentel”). Certain expenses and organizational costs were incurred by the Mentel related parties for the formation of the Company, and such costs were then allocated and expensed to the Company after formation. On March 1, 2021, Creci entered into an agreement with Mentel for the purpose of fully transferring the business idea and model from Mentel to Creci, whereby Creci was scheduled to receive from Mentel a loan portfolio in Colombia valued at $150,000; technology valued at approximately $67,000; $100,000 in cash; and the transfer of Mentel personnel to Creci. In turn, Mentel received a $175,000 convertible note issued by Creci, and the cancellation of a $150,000 loan Mentel previously received from the Company to make loans in Colombia. This loan had accrued interest due to the Company of $3,000 as of December 31, 2021.

The transaction closed in August 2021. At the end of 2021, an internal audit of the loans received from Mentel was conducted. At that time, the Company noted that several of the loans transferred from Mentel to the Company should not have been part of the transaction due to their non-performance. As a result, an adjustment to the transaction was made where Mentel increased the cash portion of the transaction by $51,714 to account for these non-performing loans. That amount was recorded as an accounts receivable from a related party in the Company’s 2021 financial statements. The amount was subsequently paid to the Company in April 2022.

On May 1, 2021, the Company issued two convertible notes, each one for $45,000, to entities controlled by each of the co-founders. The convertible notes dated March 1, 2021 and May 1, 2021, respectively, were issued with the same terms. They have a three-year maturity and convert to preferred stock upon the Company issuing preferred stock during a future equity raise of at least $500,000 (a “qualified financing”) at a stock price to be determined relative to either a 20% discount to the valuation agreed to during that equity raise or a $4,000,000 pre-money valuation cap, or they may convert into either preferred stock or a right to receive payment, at the election of the holders, in the event the Company does not raise a qualified equity round prior to maturity or undergo a change of control transaction or initial public offering prior to an equity financing.

In 2019, the Company issued $250,000 in SAFES to related parties controlled by the Company’s CEO. The SAFEs have a discount rate of 20%, a post-money valuation cap of $2,000,000, and convert to preferred stock upon the Company issuing preferred stock during a future equity raise of at least $500,000.

Item 6. Other Information.

None.

Item 7. Financial Statements.

CRECI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

as of and for the years ended December 31, 2021 and 2020

Report of Independent Auditor

To the Board of Directors and Stockholder

Creci, Inc.

Wilmington, Delaware

Opinion

We have audited the accompanying consolidated financial statements of Creci, Inc. (a Delaware corporation) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for the years then ended December 31, 2021 and 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31. 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

cbh.com

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Fort Lauderdale, Florida

April 28, 2022

Creci, Inc.
Consolidated Balance Sheets as of December 31, 2021 and 2020

	2021	2020
ASSETS
Current Assets
Cash	211,744	94,209
Prepaid Expenses	1,738	8,053
Accounts Receivable - Related Party	51,714	-
Loans Receivable	123,552	-
Allowance for Loan Losses	(34,899)	-
Accrued Interest Receivable - Related Party	3,000	8,500
Other Accounts Receivable	1,777	-
Grant Receivable	-	35,000
Total Current Assets	358,626	145,762
Fixed Assets
Internally Developed Software	43,603	26,728
Accumulated Amortization	(16,844)	(10,691)
Total Fixed Assets	26,759	16,037
Other Assets
Loans Receivable - Related Party	-	150,000
Intangibles	66,822	-
Total Other Assets	66,822	150,000
TOTAL ASSETS	$452,207	$311,799

LIABILITIES AND SHAREHOLDER’S DEFICIT
Liabilities
Current Liabilities
Accrued Payable and Accrued Liabilities	68,744	7,472
Total Current Liabilities	68,744	7,472
Long-Term Liabilities
Convertible Notes	652,000	222,000
Contingent Obligations to Issue Future Equity (“SAFEs”) - Related Parties	250,000	250,000
Total Long-Term Liabilities	902,000	472,000
Total Liabilities	970,744	479,472

Shareholder’s Deficit
Preferred Stock, par value $0.00001, 5,000,000 shares authorized, and 0 shares issued and outstanding as of December 31, 2021 and December 31, 2020.
Common Stock, par value $0.00001, 10,000,000 shares authorized, and 7,000,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020.	70	70
Accumulated Deficit	(476,825)	(167,743)
Accumulated other comprehensive income (loss), net of tax:	-
Foreign currency adjustment	(41,782)	-
Total Shareholder’s Deficit	(518,537)	(167,673)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$452,207	$311,799

See accompanying notes to the financial statements

Creci, Inc.
Consolidated Statements of Operations for the years ended December 31, 2021 and 2020

	2021	2020
INCOME
Grant Income	-	88,000
Interest Income - Related Party	10,500	12,340
Interest Income	6,185	-
TOTAL INCOME	16,685	100,340

OPERATING EXPENSES
Advertising and Promotion	3,929	2,846
Computer and Internet Expenses	7,321	10,199
Professional Fees	122,772	14,404
Software Development Expenses	-	53,375
Interest Expense	22,767	6,028
Other Expenses	28,274	7,941
Provision for Loan Losses	34,899	-
General and Administrative Expenses	100,204	37,557
TOTAL OPERATING EXPENSES	320,166	132,350

OPERATING LOSS	(303,481)	(32,010)

OTHER INCOME (EXPENSES)
Other Income	552	-
Amortization of Fixed Assets	(6,153)	(5,346)
TOTAL OTHER EXPENSES	(5,601)	(5,346)

NET LOSS	(309,082)	(37,356)

Weighted average common shares outstanding (basic and diluted)	7,000,000	7,000,000
Basic and diluted net loss per share	(0.044155)	(0.005337)

OTHER COMPREHENSIVE LOSS, NET OF TAX:
Foreign currency adjustment	(41,782)	-
Other comprehensive loss	(41,782)	-
Comprehensive loss	$(350,864)	$(37,356)

See accompanying notes to the financial statements

Creci, Inc.
Consolidated Statements of Stockholder’s Deficit for the years ended December 31, 2021 and 2020

	Common Stock
	Shares Issued	Cash Paid for Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net of tax	Total Stockholder’s Deficit
Balance at January 1, 2020	7,000,000	70	-	(130,387)	-	(130,317)
Net Loss	-	-	-	(37,356)	-	(37,356)
Balance at December 31, 2020	7,000,000	70	-	(167,743)	-	(167,673)
Net Loss	-	-	-	(309,082)	-	(309,082)
Comprehensive loss:	-	-	-	-	-	-
Change in foreign currency adjustment, net of taxes		-		-	(41,782)	(41,782)
Balance at December 31, 2021	7,000,000	$70	$-	$(476,825)	$(41,782)	(518,537)

See accompanying notes to the financial statements

Creci, Inc.
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020

	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	(350,864)	(37,355)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities
Amortization	6,153	5,346
Allowance for loan losses	34,899	-
Accounts Receivable - Related Party	(51,714)	-
Other Receivable - Related Party	-	45
Accrued Interest Receivable - Related Party	5,500	(8,500)
Grant Receivable	35,000	(35,000)
Loans Receivable	(123,552)	-
Other Accounts Receivable	(1,777)	-
Prepaid Expenses	6,315	6,947
Accrued Payable and Accrued Liabilities	61,273	6,092
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(27,903)	(25,070)
Net Cash Used in Operating Activities	(378,767)	(62,426)

CASH FLOWS FROM INVESTING ACTIVITIES
Internally Developed Software	(16,875)	-
Intangibles	(66,822)	-
Loans Receivable - Related Party	150,000	(100,000)
Net Cash Used in Investing Activities	66,303	(100,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Convertible Notes	430,000	207,000
Net Cash Provided by Financing Activities	430,000	207,000
Increase in Cash	117,536	44,574
Cash, beginning balance	94,209	49,635
Cash, ending balance	$211,744	$94,209

Supplemental Disclosures of Cash Flow Information
Cash Paid for Income Taxes	$-	$-
Cash Paid for Interest Expense	$-	$-

See accompanying notes to the financial statements

Notes to the Financial Statements

Note 1. Organization and Nature of Operations

Creci, Inc., a Delaware corporation, (“Creci” or the “Company”) was founded on January 11, 2019. Creci is an early-stage financial technology company that operates an online platform that allows investors to buy the Company’s “Creci Notes,” the proceeds of which Creci then uses to provide loans and other credit products to small businesses in the United States and Latin America that are furthering social impact and sustainability goals as set forth by the United Nations Sustainable Development Goals (“SDGs”). These goals include activities that promote decent work and economic growth, good health, quality education, and affordable and clean energy. The Company also provide small businesses with online tools that allow them to identify, measure, and report their impact statistics so that Creci can profile those statistics to Creci Note investors and other funders. In November 2019, Creci Inc. formed a wholly owned subsidiary in Colombia, Creci Finance Colombia SAS. Colombia will be the Company’s first market for its credit products.

Creci pays a 5% annual interest rate on the Creci Notes it issues and uses the funds raised from the sale of the Creci Notes to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses. The Company earns revenues from the difference between the interest rate it pays to its noteholders and other lenders and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Creci’s goal is to close the small business credit gap, using technology and the power of the crowd to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, that are working to solve some of the world’s most pressing problems. The Company offers Creci Notes in $10.00 increments on a continuous basis directly through its Creci website. The Company offers Creci Note investors higher rates of return on their Creci Note investments than are available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.

Creci is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained, Creci is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of preferred or common stock and/or debt to third parties and related parties, as well as an increase in operating revenues. If Creci cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations. If Creci is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned operations, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its wholly-owned subsidiary in Colombia, Creci Finance Colombia SAS. Investments in the foreign subsidiary are accounted for using the equity method. The assets and liabilities of the foreign subsidiaries are included in the Consolidated Balance Sheets. Operating results of the foreign subsidiaries are included in the Consolidated Statements of Operations. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results, which may be material, could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the valuation of Simple Agreements for Future Equity (“SAFEs”), convertible promissory notes (“convertible notes”), and startup and software development costs associated with establishing the Company.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2021 and 2020.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs and convertible notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated. SAFEs are considered Level 3 liabilities; however, during the current period there was no change in the carrying value of these liabilities based on management estimates.

In accordance with Accounting Standards Codification (“ASC”) 720, the Company expenses all costs incurred in connection with the startup and organization of the Company.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, Creci capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. Capitalized development costs are amortized over the estimated useful life of the software, which is five years.

Amortization of Assets

Other than goodwill and intangible assets with indefinite useful lives, intangible assets are amortized by the straight-line method over their estimated useful lives from the day on which the assets became available for use.

The estimated useful life of each asset is mainly as follows:

Software	4 to 10 years
Sales and service licenses and trademarks	15 to 25 years
Customer Relationships	2 to 15 years
Trade Names	5 to 15 years

The amortization method, estimated useful life and residual value are reviews at each period end, and amended as necessary.

Simple Agreements for Future Equity (“SAFEs”)

The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities (see Note 4). The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board (“FASB”) ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2021 and 2020, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the terms of the SAFEs, which are with related parties, being similar to the terms of the convertible notes (discussed below) that were transacted in arm’s length transactions with unrelated parties.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The discount rate is 80%, and the post-money valuation cap is $2,000,000 for the SAFEs the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Convertible Notes

The Company has issued several convertible notes. These notes are recorded as short-term or long-term liabilities according to their stated maturity dates (see Note 4).

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event (see Note 4). The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

The discount rate is 20%, and the pre-money valuation cap is either $2,000,000 or $4,000,000 for the convertible notes the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the convertible notes remain outstanding, each convertible noteholder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her convertible note investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Stock-Based Compensation

The Company has issued restricted stock units (“RSUs”) to key advisors and third-parties for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. During the periods ending December 31, 2021 and 2020, respectively, no RSUs met the criteria for vesting (see Note 8).

Revenue Recognition and Cost of Revenues

Creci borrows money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans will be governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, will constitute the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, and customer support services.

Creci will use the money it borrows from individuals to loan money to small businesses. The Company earns interests on these loans, which will be the primary source of tis revenues. All such loans to small businesses are governed by signed contracts between the Company and the small businesses. Interest income is recorded based on the terms of the loan agreement with each small business. Interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with the amortization schedule or the terms of interest payment under each loan agreement, the Company will cease recording revenue until such time that the interest is collected.

Creci receives grants from foundations and other institutions. The company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied.

Advertising and Promotion

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $3,929 and $2,846 for the years ended December 31, 2021 and 2020, respectively.

General and Administrative

The Company expenses General and Administrative costs as incurred. These costs consist of payments made to outside contractors. General and Administrative expensed were $100,204 and $37,557 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company accounts for income taxes in accordance with ASC Section 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to income taxes in the United States Federal jurisdiction, was subject to taxes in Florida, and may be subject to taxes in other states, including Florida or Delaware, in the future. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented. The Company has a subsidiary in Colombia that has started operations and that has filed income taxes in that country. Therefore, the Company evaluated the possibility of recording valuation provisions against any deferred tax asset for that entity based on the “more likely than not” criterion of Topic 740.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (“CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of this standard, but the Company does not expect its adoption to materially affect the Company’s financial statements.

FASB issues ASU to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Note 3. Risks and Uncertainties

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of small businesses. For example, as of December 31, 2021, the Company had thirty-six active small businesses in Colombia. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had many loans outstanding.

Foreign Credit

Creci currently makes loans to small businesses in Colombia and intends to make loans to small businesses in other countries in Latin America and in the United States. Loans made to Latin American small businesses involve risks including: (i) multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, employment laws, regulatory requirements and other governmental approvals, permits and licenses; (ii) complexities associated with managing multiple payment processing methods; (iii) natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, protests, boycotts, curtailment of trade and other market restrictions; (iv) exchange-rate risk, and (iv) regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws and regulations in other countries.

Loans made in the Company’s first market, Colombia, are subject to risks such as economic instability. Economic instability in Colombia, and in other Latin American and emerging market countries, has been caused by many different factors, including the following: high interest rates; changes in currency values; high levels of inflation; exchange controls; wage and price controls; changes in economic or tax policies; the imposition of trade barriers; and internal security issues. Emerging-market operations generally pose a greater degree of risk than operations in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s economic growth and on its small businesses. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investments is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments occurring in other emerging market countries. There can be no assurance that any crises such as those described above or similar events will not negatively affect the principal countries in Latin America, including Colombia, and thus the Company’s operations.

COVID 19

In January 2020, the World Health Organization declared the coronavirus “COVID-19” outbreak a “Public Health Emergency of International Concern.” In March 2020, it declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates and plans to operate.

Other Risks and Uncertainties

The Company’s business could be impacted by continuing price pressure on its operating costs, acceptance of its products or services in the marketplace, new competitors, changing federal and/or state legislation, new technologies and other factors. Adverse changes in these areas could negatively impact the Company’s financial position, results of operations and cash flows.

Note 4. Long-Term Liabilities

As of December 31 2021, the Company had issued:

●	SAFEs in exchange for $250,000 cash financing. The SAFEs have a discount rate of 20% and a post-money valuation cap of $2,000,000.

●	Convertible Notes in exchange for $652,000 cash financing, $222,000 of which have a discount rate of 20% and a pre-money valuation cap of $2,000,000; and $430,000 of which have a discount rate of 20% and a pre-money valuation cap of $4,000,000.

As of December 31, 2021 and December 31, 2020, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE or convertible note funds to preferred stock.

The following tables provides a detail of the above transactions:

Date of Instrument	Type	Amount	Interest Rate (Accrued)	Valuation Cap	Discount	Converts to
5/18/2019	Post-Money SAFE	$130,000	0%	2,000,000	20%	Preferred
6/24/2019	Post-Money SAFE	120,000	0%	2,000,000	20%	Preferred
Total SAFEs		250,000

12/13/2019	Convertible Note	15,000	5%	2,000,000	20%	Preferred
2019 Total		15,000

5/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
5/29/2020	Convertible Note	25,000	5%	2,000,000	20%	Preferred
6/2/2020	Convertible Note	50,000	5%	2,000,000	20%	Preferred
6/9/2020	Convertible Note	15,000	5%	2,000,000	20%	Preferred
6/18/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
6/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
7/13/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
7/22/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
8/17/2020	Convertible Note	17,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
2020 Total		207,000

3/1/2021	Convertible Note	175,000	5%	2,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	2,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	2,000,000	20%	Preferred
10/8/2021	Convertible Note	50,000	5%	2,000,000	20%	Preferred
11/4/2021	Convertible Note	25,000	5%	2,000,000	20%	Preferred
11/9/2021	Convertible Note	40,000	5%	2,000,000	20%	Preferred
11/11/2021	Convertible Note	20,000	5%	2,000,000	20%	Preferred
11/12/2021	Convertible Note	10,000	5%	2,000,000	20%	Preferred
11/15/2021	Convertible Note	20,000	5%	2,000,000	20%	Preferred
2021 Total		430,000
Total Convertible Notes		652,000
Total SAFEs and Convertible Notes		$902,000

Note 5. Accrued Liabilities

Accrued liabilities represent expenses incurred, but not yet invoiced or paid. The Company’s accrued liabilities consists primarily of deferred interest due to convertible noteholders. The deferred amounts will be paid by the Company, in the future, upon certain conditions, as agreed upon by the Company and convertible noteholders.

Note 6. Commitments and Contingencies

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 7. Related Party Transactions

Creci’s CEO initially developed the idea and business model for Creci through a pre-existing United States entity that he owns, Mentel LLC, and its wholly-owned subsidiary in Colombia, Mentel Colombia SAS (collectively, “Mentel”). Certain expenses and organizational costs were incurred by the Mentel related parties for the formation of the Company, and such costs were then allocated and expensed to the Company after formation. On March 1, 2021, Creci entered into an agreement with Mentel for the purpose of fully transferring the business idea and model from Mentel to Creci, whereby Creci was scheduled to receive from Mentel a loan portfolio in Colombia valued at $150,000; technology valued at approximately $67,000; $100,000 in cash; and the transfer of certain Mentel personnel to Creci. In turn, Mentel received a $175,000 convertible note issued by Creci, and the cancellation of a $150,000 loan Mentel previously received from the Company to make loans in Colombia. This loan had accrued interest due to the Company of $3,000 as of December 31, 2021.

On May 1, 2021, the Company issued two convertible notes, each one for $45,000, to entities controlled by each of the co-founders. The convertible notes dated March 1, 2021 and May 1, 2021, respectively, were issued with the same terms. They have a three-year maturity and convert to preferred stock upon the Company issuing preferred stock during a future equity raise of at least $500,000 (a “qualified financing”) at a stock price to be determined relative to either a 20% discount to the valuation agreed to during that equity raise or a $4,000,000 pre-money valuation cap, or they may convert into either preferred stock or a right to receive payment, at the election of the holders, in the event the Company does not raise a qualified equity round prior to maturity or undergo a change of control transaction or initial public offering prior to an equity financing.

In 2019, the Company issued $250,000 in SAFES to related parties controlled by the Company’s CEO. The SAFEs have a discount rate of 20%, a post-money valuation cap of $2,000,000, and convert to preferred stock upon the Company issuing preferred stock during a future equity raise of at least $500,000.

Note 8. Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon inception, 7,000,000 shares of Common Stock were issued to a Company co-founder. As of December 31, 2021, 7,000,000 shares of Common Stock are issued and outstanding, all of which are held by a Company co-founder.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock, each having a par value of $0.00001. As of December 31, 2021, the company has not issued any Preferred Stock.

Stock-Based Compensation

Creci may grant unrestricted and restricted stock awards (“RSAs”), restricted stock options (“RSOs”), or restricted stock units (“RSUs”) to employees, executives, directors, advisors, consultants, and third-parties who perform services for the company. The Company has issued only RSUs as of December 31, 2020 and December 31, 2021.

RSUs issued through December 31, 2021 and 2020 generally follow three time-based vesting schedules, as follows. In the first schedule, 10% of the award vests six months from the vesting commencement date, and 1.66% vests monthly thereafter. In the second schedule, 12.5% of the award vests six months from the vesting commencement date, and 2.08% vests monthly thereafter. In the third schedule, 12.5% of the award vests three months from the vesting commencement date, and 4.16% vests monthly thereafter. All vesting schedules are conditioned on the grantee continuing to provide services to Company through each vesting date.

The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) a change in the ownership or effective control of the Company, or (ii) a change in the ownership of a substantial portion of the assets of the Company, all within the meaning of Section 409A and the rules and regulations promulgated thereunder.

As of December 31, 2021 and 2020, 3,000,000 were authorized to be issued. The company issued 2,865,000 and 865,000 for the years ended December 31, 2021 and 2020, respectively. There were 25,000 and 1,250,000 RSUs forfeited for the years ended December 31, 2021 and 2020, respectively. During the periods ending December 31, 2021 and 2020, respectively, no RSUs met the criteria for vesting.

A summary of RSUs as of December 31, 2021 and 2020, is as follows:

Restricted Stock Units

	December 31, 2021	December 31, 2020	December 31, 2019
Issued	2,025,000	615,000	1,500,000
Outstanding	2,865,000	865,000	1,500,000
Forfeited	25,000	1,250,000	-

The estimated fair market value for the RSUs were determined by reference to valuations of the common stock conducted by unrelated, third parties on various dates. As summary of the value of unvested RSUs is as follows:

	Unvested Restricted Stock Units
	Number of Shares	Weighted-Average Grant-Date Fair Value	Deferred Tax Benefit
Unvested as of December 31, 2019	1,500,000	$8,720	$1,831
Granted	615,000	11,224	2,357
Vested	-	-
Forfeited	1,250,000	(13,277)	(2,788)
Unvested as of December 31, 2020	865,000	$6,667	$1,400
Granted	2,025,000	18,225	3,827
Vested
Forfeited	25,000	(456)	(96)
Unvested as of December 31, 2021	2,865,000	$6,667	$5,131

The company recognizes RSUs forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

Note 9. Taxes

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Deferred Tax Assets:
Net Operating Loss Carryover	$518,537	$167,742
Temporary Differences	5,131	1,400
Valuation Allowances	(523,668)	(169,142)
Net Deferred Tax Asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2021, the Company had available approximately $518,537 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2040 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States Federal jurisdiction, was subject to taxes in Florida, and may be subject to taxes in other states, including Florida or Delaware, in the future. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented. The Company has a subsidiary in Colombia that has started operations and that files income taxes in that country. Therefore, the Company evaluated the possibility of recording valuation provisions against any deferred tax asset for that entity based on the “more likely than not” criterion of Topic 740.

Note 10. Subsequent Events

On February 4, 2022, the Securities and Exchange Commission qualified our offering of Creci Notes. The Company is now embarking on a marketing campaign for the Creci Notes.

Management has evaluated events through April 28, 2022, the date the financial statements were available to be issued. Except for the above paragraph, no events have occurred subsequent to the date of the financial statements that would require adjustment to, or disclosure in, the financial statements.

Item 8. Exhibits.

Number	Description of Exhibit
2.1*	Bylaws of the Company
2.2*	Certificate of Incorporation
3.1*	Form of SAFEs
3.2*	Form of Convertible Notes Pre-Seed 2019-2020
3.3**	Form of Convertible Notes Pre-Seed 2021-2022
3.3*	Form of Restricted Stock Unit Agreement
4.1*	Form of Creci Note
4.2*	Form of Creci Investor Agreement
4.3*	Form of Creci Auto-Invest Program Authorization
6.1*	Agreement to Acquire Portfolio and Other Assets of Mentel Colombia SAS
11.1**	Consent of Cherry Bekaert LLP

*	Previously Filed
**	Filed Herewith

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creci Inc.

By:	/s/ Andres Idarraga
Chief Executive Officer Date: April 29, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on the dates indicated.

/s/ Andres Idarraga
Director, Chief Executive Officer Date: April 29, 2022

/s/ Pravin Rodrigues
Director, Chief Operating Officer Date: April 29, 2022